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                               May 23, 2024

       Jennifer Holmgren
       Chief Executive Officer and Director
       LanzaTech Global, Inc.
       8045 Lamon Avenue
       Suite 400
       Skokie, Illinois 60077

                                                        Re: LanzaTech Global,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 9, 2024
                                                            File No. 333-279239

       Dear Jennifer Holmgren:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3 filed May 9, 2024

       General

   1. We note that your Form S-3 includes a prospectus for selling stockholders, which covers
                                                        (i) the issuance by you
of up to 23,403,989 shares of your common stock issuable upon the exercise of certain
convertible securities and (ii) the offering and sale of up to
                                                        226,840,670 shares of
your common stock and up to 8,857,762 warrants to purchase your common stock that may
be sold in one or more secondary offerings by the selling
                                                        stockholders from time
to time. However, it appears that you currently have an effective
                                                        S-1 registration
statement, File No. 333-269735, that has registered this transaction.
                                                        Therefore, please
remove this prospectus from your S-3 registration statement, or tell us why it is permissible
for you to register this transaction on this S-3 registration statement.
 Jennifer Holmgren
FirstName
LanzaTechLastNameJennifer Holmgren
           Global, Inc.
Comapany
May        NameLanzaTech Global, Inc.
     23, 2024
May 23,
Page 2 2024 Page 2
FirstName LastName
2. We note your disclosure in your annual report for the fiscal year-ended December 31,
         2023 that "LanzaTech no longer qualified as an smaller reporting company as of the last
         business day of the Company   s second fiscal quarter." Because the
company no longer
         appears to be a smaller reporting company, please revise to include, or incorporate by reference to, three years of Statements of Operations and Comprehensive Income (Loss),
         Stockholder Equity (Deficit), and Cash Flows. See Rules 3-02 and 3-04 of Regulation S-
         X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:      Kerry Burke